UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 7, 2018

GCI LIBERTY, INC.

(Exact name of registrant as specified in its charter)

State of Alaska	001-38385	92-0072737
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2550 Denali Street

Suite 1000

Anchorage, Alaska 99503

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (907) 868-5600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.             Other Events

On March 7, 2018, Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), and GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (“GCI Liberty”), agreed to waive (the “Waiver”) the condition to the closing of the transactions contemplated by the Agreement and Plan of Reorganization, dated as of April 4, 2017, by and among Liberty Interactive, Liberty Interactive LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Liberty Interactive, and GCI Liberty (as amended by Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, and Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, the “Reorganization Agreement”), that GCI Liberty’s Class B common stock, no par value (the “GCI Liberty Class B Common Stock”), be listed on the NASDAQ Global Select Market (“Nasdaq”), or in the event such security was not eligible for listing on Nasdaq, authorized for quotation in the over-the-counter markets (the “OTC Markets”), at or prior to the effective time of the automatic conversion of GCI Liberty’s Class A-1 common stock and Class B-1 common stock.  GCI Liberty intends to cause the GCI Liberty Class B Common Stock to be quoted on the OTC Markets as promptly as practicable following the closing of the transactions contemplated by the Reorganization Agreement.  However, Liberty Interactive and GCI Liberty can give no assurances as to the timing of the quotation or the symbol under which the GCI Liberty Class B Common Stock will be quoted.  Liberty Interactive and GCI Liberty still expect to close the transactions contemplated by the Reorganization Agreement on March 9, 2018.

Furthermore, on March 8, 2018, Liberty Interactive and GCI Liberty issued a joint press release announcing the Waiver.  The press release is being filed herewith as Exhibit 99.1 to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended, and is incorporated by reference into this Item 8.01.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the quotation of the GCI Liberty Class B Common Stock and the timing of the proposed transactions. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the quotation of the GCI Liberty Class B Common Stock and the satisfaction of conditions to the proposed transactions. These forward-looking statements speak only as of the date of this press release, and each of Liberty Interactive and GCI Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or GCI Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and GCI Liberty, including their most recent Forms 10-K, for additional information about Liberty Interactive, GCI Liberty and about the risks and uncertainties related to Liberty Interactive’s and GCI Liberty’s respective businesses which may affect the statements made in this press release.

Additional Information

Nothing in this Current Report on Form 8-K shall constitute a solicitation to buy or an offer to sell shares of GCI Liberty capital stock or any of Liberty Interactive’s tracking stocks. The offer and issuance of shares in the proposed transactions will only be made pursuant to GCI Liberty’s effective registration statement. Liberty Interactive stockholders, GCI Liberty shareholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transactions and any other relevant documents filed with the Securities and Exchange Commission (the “SEC”), as well as any amendments or supplements to those documents, because they contain important information about the proposed transactions. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. GCI Liberty investors can access additional information at ir.gci.com.

Item 9.01.             Financial Statements and Exhibits.

(d)          Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated March 8, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 8, 2018

GCI LIBERTY, INC.

By:	/s/ Peter J. Pounds
Name: Peter J. Pounds
Title: Senior Vice President, Chief Financial Officer, and Secretary